# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CeriBell, Inc., CIK 0001861107
CUSIP: 15678C102
Title of class of securities: Common stock, $0.001 par value per share
Address of issuer's principal executive offices: 360 N. Pastoria Avenue, Sunnyvale, California (CA), 94085
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002035784

## Reporting persons
- Xingjuan Chao: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,524,907; shared voting power 369,088; sole dispositive power 1,524,907; shared dispositive power 369,088; aggregate amount beneficially owned 1,893,995 (4.9% of the class)
  Comment: Includes 826,328 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days of March 31, 2026 and 5,684 shares of Common Stock issuable upon vesting of RSUs within 60 days of March 31, 2026.

## Item 1. Issuer
Name of issuer: CeriBell, Inc.
Address of issuer's principal executive offices: 360 N. Pastoria Avenue, Sunnyvale, CA 94085

## Item 2. Person Filing
Name of person filing: Xingjuan Chao
Address of principal business office or, if none, residence: The address for the reporting person is c/o CeriBell, Inc., 360 N. Pastoria Avenue, Sunnyvale, CA 94085.
Citizenship: The reporting person is a citizen of the United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information contained on the cover page to this Schedule 13G/A is incorporated by reference into this Item 4. The ownership information presented herein represents beneficial ownership of common stock of CeriBell, Inc. (the "Common Stock") as of March 31, 2026, based upon 37,859,520 shares of Common Stock outstanding as of March 31, 2026. The reporting person is the record holder of 692,895 shares of Common Stock and may be deemed to beneficially own an additional 826,328 shares of Common Stock issuable upon exercise of stock options exericsable within 60 days of March 31, 2026 and 5,684 shares of Common Stock issuable upon vesting of RSUs within 60 days of March 31, 2026. The reporting person may also be deemed to share beneficial ownership of 369,088 shares of Common Stock held by the ACP 2021 Trust, of which she is a co-trustee.
Percent of class: 4.9
Sole power to vote or to direct the vote: 1,524,907
Shared power to vote or to direct the vote: 369,088
Sole power to dispose or to direct the disposition: 1,524,907
Shared power to dispose or to direct the disposition: 369,088

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Xingjuan Chao: /s/ Xingjuan Chao, President, Chief Executive Officer, and Co-Founder (05/12/2026)